[MF Global Holdings Ltd. Letterhead]

June 10, 2011

Via Facsimile and EDGAR

Howard Efron

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-3628

Re:	MF Global Holdings Ltd.
Form 10-K for the Fiscal Year Ended March 31, 2010
File No. 1-33590

Dear Mr. Efron:

We write in response to the comment letter, dated May 26, 2011 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to J. Randy Macdonald, former Chief Financial Officer of MF Global Holdings Ltd. (“we” or the “Company”), concerning the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

We have set forth below the text of the Staff’s comment as set forth in the Comment letter, followed by the Company’s response.

Form 10-K for the fiscal year ended March 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Howard Efron

U.S. Securities and Exchange Commission

June 10, 2011

Comment 1

We note your response to our prior comment one and your disclosure on page 60 of your Form 10-K for the fiscal year ended March 31, 2011. Please provide a more robust explanation of any significant variations between the average level of these transactions and the amounts outstanding at each quarter end. Please provide us with an example of the disclosure you will provide.

Response 1

Set forth below is an example of disclosure that we would make in the future regarding variations between the average level of our repurchase transactions and the amounts outstanding at each quarter end. The example is based on the information that we furnished in our Form 10-K for the fiscal year ended March 31, 2011.

As of March 31, 2011, the ending balance of our repurchase agreements accounted for as collateralized financing transactions was $16.6 billion, which was 18% lower than the quarterly average balance of repurchase agreements accounted for as collateralized financing transactions of $20.3 billion. This difference is attributable to the seasonal maturity of client financing activity at quarter end and as well as market conditions during this period, specifically the tightening of spreads in the cash and repurchase markets through the quarter. Since the beginning of fiscal 2011, our average balances of repurchase agreements accounted for as collateralized financing transactions has also been decreasing due to market conditions and our management’s desire to allocate capital to other parts of our business. The level of our repurchase agreements also fluctuates between and within periods as part of our client facilitation activities because we provide clients with access to highly liquid collateral, such as U.S. government, federal agency and investment grade sovereign obligations through collateralized financing activities.

As of March 31, 2011, the ending balance of our repurchase agreements qualifying for sales accounting was $14.5 billion, which was 28% higher than the quarterly average balance of repurchase agreements qualifying for sales accounting of $11.3 billion. This difference is principally attributable to our increased trading in repurchase agreements qualifying for sales accounting with respect to opportunities available in the European fixed income market. Credit uncertainty in the Sovereign debt markets increased the interest spread between the cash and repurchase market. During fiscal 2011, this created arbitrage opportunities in interest spreads, which increased the balances of our repurchase agreements qualifying for sales accounting.

Howard Efron

U.S. Securities and Exchange Commission

June 10, 2011

*        *        *         *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the reports and other filings it makes with the Commission and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the reports and other filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate and thank you for the Staff’s patience and cooperation in this matter. We are hopeful that we have adequately addressed each of the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-589-6473 or Randy MacDonald at 212-589-6496.

Very truly yours,
/s/ Henri J. Steenkamp
Henri J. Steenkamp
Chief Financial Officer

cc:	David B. Harms
Catherine M. Clarkin, Sullivan & Cromwell LLP